EXHIBIT 99.1

For Immediate Release 22-38-TR	Date:	June 27, 2022

Teck Announces Carbon Capture Utilization and Storage Plant Pilot

Vancouver, B.C. - Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a Carbon Capture Utilization and Storage (CCUS) pilot project at its Trail Operations metallurgical complex in southern British Columbia. The CCUS pilot is expected to begin operation in the second half of 2023.

The CCUS pilot supports Teck’s Net-Zero Climate Change Strategy including our goal to reduce the carbon intensity of our operations by 33% by 2030 and achieve net-zero emissions by 2050.

“This carbon capture pilot is an important step towards our knowledge building for the application of carbon capture, utilization and storage as an emissions reduction solution, as we work to evaluate pathways to reduce greenhouse gas emissions across our operations and achieve our net-zero goal,” said Don Lindsay, President and CEO. “The pilot also provides us with a technical platform to assist our steelmaking coal customers in materially reducing the carbon intensity of their steel production.”

The pilot plant will capture carbon dioxide (CO2) from the Acid Plant flue gas at Trail Operations at a rate of 3 tonnes per day. The pilot project will also evaluate options for the utilization and/or storage of the captured CO2 at Trail Operations.

If successful, the project could be scaled up to an industrial CCUS plant with the potential to capture over 100,000 tonnes of CO2 per year at Trail Operations, the equivalent emissions of more than 20,000 cars.

Teck acknowledges the support of the CleanBC Industry Fund for its funding contribution towards the CCUS Pilot Plant Feasibility Study which was an important step in advancing the pilot. The CleanBC Industry Fund highlights the alignment between industry and government in achieving Canada’s goal of net-zero emissions by 2050.

Click here to learn more about the CleanBC Industry Fund.

Click here to learn more about Teck’s approach to taking action on climate change.

Media Download: Image of CCUS Plant

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “could” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to the commencement of operation of the CCUS pilot; the rate of CO2 capture achieved; our ability to scale-up the CCUS pilot if successful; our commitments to reduce greenhouse gas emissions, to achieve net zero greenhouse gas emissions or to reduce the carbon intensity of our operations; the actions we intend to take to achieve those commitments; and the expected impact or effect of those actions.

The forward-looking statements in this report are based on a number of estimates, projections, beliefs and assumptions the management team believed to be reasonable as of the date of this report, though inherently uncertain and difficult to predict, including but not limited to expectations and assumptions concerning: the development, performance and cost of the CCUS plant and other technology needed to advance our goals; our ability to attract and retain skilled employees; the timing of the receipt of permits and other regulatory and governmental approvals; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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